

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2023

Stephan Kim
Chief Financial Officer
Reborn Coffee, Inc.
580 N. Berry Street
Brea, CA 92821

       Re: Reborn Coffee, Inc.
            Registration Statement on Form S-3
            Filed October 18, 2023
            File No. 333-275070

Dear Stephan Kim:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: Matthew Ogurick